05012121

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

17th October, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 2 7 2005
WASH. D.C. 185

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 12th October 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 17th October 2005 providing a trading update for the six months 30th September 2005.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
OCT 3 1 2005
THOMSON
FINANCIAL

Enc.

dlw 10/31

Ref: 82-373

News Release

FOR IMMEDIATE RELEASE

ER 05/58

17 October 2005

EMI Group plc
Trading update – six months ended 30 September 2005

EMI Group is today providing a regular trading update for the six months ended 30 September 2005 in advance of its interim results announcement which is scheduled for 16 November 2005.

EMI Music has gained market share in the half year period and expects to report constant currency revenue growth of approximately 4.5%. Revenue growth on a pre IFRS basis would be approximately 6.5%. The lower growth rate under IFRS reflects the reclassification to revenue of income from jointly controlled operations. Revenue growth has been delivered against a backdrop of a weaker than expected recorded music market and reflects successful releases from a range of EMI Music artists including Coldplay, Gorillaz, The Rolling Stones, Paul McCartney, Keith Urban and KT Tunstall. These higher revenues, together with cost savings from our restructuring programme announced in March 2004, are expected to more than offset higher marketing costs due to a heavier release schedule, higher share-based pay and pension charges under IFRS and inflation in some fixed costs. This is expected to result in a year-on-year improvement in the divisional operating margin under IFRS of approximately one percentage point.

EMI Music Publishing is expected to report constant currency revenue growth of approximately 5.5%. All revenue streams are expected to show growth, with synchronisation sales continuing to exhibit particular strength. Operating profit is expected to be approximately in line with the prior year period reflecting higher share-based pay and pension charges under IFRS and costs being more first half weighted this year.

Digital revenues in both divisions continue to enjoy very strong growth year-on-year.

Group net debt is expected to be approximately £1.06 billion at the interim stage, about £60m higher than the prior year interim level due mainly to a higher working capital outflow reflecting higher September sales. Net finance costs for the period are expected to be approximately £47m due to higher interest rates, lower amortisation of swap gains, lower notional net interest on pension fund assets under IFRS and higher debt.

Overall, the Group expects to report growth of around 9% in profit before tax, amortisation and exceptional items ('adjusted PBT') for the first half of the financial year and remains on track to deliver in line with its expectations for the full financial year.

Notes:
The figures shown are unaudited and hence may vary from the final numbers that will be reported.
All figures are at statutory rates unless otherwise stated.
Under IFRS, the share of income that EMI Music earns from the sale of goods by jointly controlled operations is reclassified as revenue. This was previously included within Other Operating Income.
All statements relating to profit refer to profit pre exceptional charges, remeasurements and amortisation of music copyrights and intangibles.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

Brunswick Group LLP
Patrick Handley +44 20 7404 5959